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                                                                     EXHIBIT 12




                              KMART CORPORATION
                       INFORMATION ON RATIO OF EARNINGS
                         TO FIXED CHARGES COMPUTATION



                                                                          Fiscal Year Ended
                                                                 -----------------------------------
($ Millions)                                                      January 29, January 29, January 31,
                                                                     1997       1997        1996*
                                                                 -----------------------------------
Net income (loss) from continuing retail operations before
   extraordinary items and the effect of accounting changes           $ 249       $ 231      $ (230)
Dividends on Convertible Preferred, Net                                  49          31           -
Income taxes                                                            120          68         (83)
                                                                 -----------------------------------
Pretax income (loss) from continuing retail operations                  418         330        (313)

Distributions from unconsolidated affiliated
  retail companies that exceed equity income                              1          28          14

Fixed charges per below                                                 660         733         641
Less:  interest capitalized during the period                            (8)         (9)         (6)
             Preferred Dividends of Majority owned subsidiaries
                   not deducted in the determination of pre-tax         (75)        (47)          -
                   income                                        -----------------------------------
Earnings (loss) from continuing retail operations                     $ 996     $ 1,035       $ 336
                                                                 ===================================

Fixed Charges:
  Interest expense                                                      378         498         483
  Rent expense - portion of operating rentals representative
    of the interest factor                                              159         146         151
  Preferred Dividend requirements of Majority owned subsidiaries         75          47           -
  Other                                                                  48          42           7
                                                                 -----------------------------------
Total Fixed Charges                                                   $ 660       $ 733       $ 641
                                                                 ===================================


Ratio of income to fixed charges (1)                                    1.5         1.4           -
                                                                 ===================================

     *Prior year amounts have been restated for the effect of discontinued operations.

     (1) The deficiency of earnings from continuing retail operations versus fixed charges was $305 million for the fiscal year ended January 31, 1996.



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